Exhibit 23.1

KPMG LLP 1 East Pratt Street Baltimore, MD 21202-1128

Consent of Independent Registered Public Accounting Firm

The Board of Directors

FTI Consulting, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-8 of FTI Consulting, Inc. of our reports dated February 28, 2017, with respect to the consolidated balance sheets of FTI Consulting, Inc., and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of FTI Consulting, Inc.

/s/ KPMG LLP

Baltimore, Maryland

June 7, 2017